FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 6, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations
Third quarter, year ending March 2023
(US GAAP)
Nomura Holdings, Inc.
February 2023

Outline
Presentation
Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-8) Investment Management (p. 9-10) Wholesale (p. 11-13) Non-interest expenses (p. 14) Robust financial position (p. 15)
Financial Supplement
Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21)
Consolidated results: Income (loss) before income taxes by segment and region (p. 22)
Segment “Other” (p. 23)
Retail related data (p. 24-27)
Investment Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary (1/2)

FY2022/23 3Q highlights

- **Income before income taxes: Y83.6bn (+165% QoQ); Net income[1]: Y66.9bn (4.0x QoQ); EPS[2]: Y21.51(4.0x QoQ)**
- **Three segment and segment Other performance improved; ROE[3] rebounded to 8.5%**
  - Retail and Investment Management reported significantly stronger results compared to last quarter
  - Segment Other helped lift earnings on the back of the sale of part of our stake in Nomura Research Institute (Y28bn)
- **Three segment income before income taxes of Y44.7bn (+43% QoQ)**
  - Retail
    - ✓ Strengthened segment based approach and provided detailed consulting based on changing market environment and individual needs of clients, resulting in strong improvement in flow revenue, etc.
    - ✓ Recurring revenue cost coverage ratio remained at 50% level
  - Investment Management
    - ✓ Business revenue remained solid with continued inflows into core investment trusts and alternatives
    - ✓ Improvement in investment gain/loss helped lift income before income taxes to highest level in six quarters
  - Wholesale
    - ✓ Equities and Investment Banking booked stronger revenues QoQ, while Fixed Income had a sluggish quarter due mainly to Macro Products (Rates, FX/EM), leading to lower net revenue QoQ
    - ✓ Performance also impacted by higher severance related expenses and non personnel expenses

Income before income taxes and net income[1]

Groupwide (billions of yen)



Income (loss) before income taxes
Net income (loss)
78.5
48.5
18.5
3.2
80.1
60.3
49.5
31.0
11.7
1.7
31.5
16.8
83.6
66.9
FY2021/22
FY2022/23
1Q
2Q
3Q
4Q
1Q
2Q
3Q

Three segment income (loss) before income taxes



Wholesale
Investment Management
Retail
35.6
57.0
79.2
33.5
18.5
31.2
44.7
FY2021/22
FY2022/23
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*

2

Executive summary (2/2)

NOMURA

FY2022/23 1Q – 3Q highlights

- **Income before income taxes: Y126.8bn (-28% YoY); Net income[1]: Y85.4bn (-24% YoY); EPS[2]: Y27.44; ROE[3]: 3.8%**
- **Three segment income before income taxes Y94.4bn (-45% YoY)**
  - Market uncertainty led to a decline in Retail flow revenue, etc. and a substantial worsening of investment gain/loss in Investment Management
  - Amid the market decline, Retail recurring revenue, which represents stable revenues, increased slightly and Investment Management business revenue grew
  - Wholesale reported higher net revenue in Fixed Income driven by Macro Products (Rates, FX/EM) and gain/loss[4] related to transactions with a US client improved
- Segment Other income before income taxes improved markedly compared to the same period last year to Y57.7bn on lower legal expenses related to legacy transactions

	FY2022/23 1Q-3Q	FY2021/22 1Q-3Q	YoY
Net revenue	Y1,010.6bn	Y1,023.1bn	-1%
Income (loss) before income taxes	Y126.8bn	Y177.1bn	-28%
Net income (loss)[1]	Y85.4bn	Y112.0bn	-24%
EPS[2]	Y27.44	Y35.33	-22%
ROE[3]	3.8%	5.4%	

Income (loss) before income taxes: Business segment results	FY2022/23 1Q-3Q	FY2021/22 1Q-3Q	YoY
Retail	Y23.7bn	Y54.0bn	-56%
Investment Management	Y27.1bn	Y80.3bn	-66%
Wholesale	Y43.6bn	Y37.4bn	16%
Three segment total	Y94.4bn	Y171.8bn	-45%
Other	Y57.7bn	Y0.9bn	67.8x
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y25.4bn	Y4.5bn	-
Income (loss) before income taxes	Y126.8bn	Y177.1bn	-28%

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 4. Booked loss arising from transactions with a US client of Y65.4bn (Y56.1bn trading loss, Y9.3bn loan-loss provision) in FY2021/22 1Q. In addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, gains of Y3.2bn (Y2.6bn trading revenue, Y500m loan-loss provision reversal) and Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2021/22 3Q and FY2022/23 3Q, respectively.

3

Overview of results Highlights (billions of yen, excluding EPS and ROE)    FY2021/22 FY2022/23    FY21/22 FY22/23    3Q 4Q 1Q 2Q 3Q QoQ YoY 1Q-3Q 1Q-3Q YoY Net revenue 351.0 340.8 299.0 318.0 393.7 24% 12% 1,023.1 1,010.6 -1% Non-interest expenses 270.9 291.3 287.3 286.5 310.1 8% 14% 846.0 883.9 4% Income (loss) before income 80.1 49.5 11.7 31.5 83.6 165% 4% 177.1 126.8 -28% taxes                Net income (loss)1 60.3 31.0 1.7 16.8 66.9 4.0x 11% 112.0 85.4 -24% EPS2 Y19.07 Y9.89 Y0.52 Y5.41 Y21.51 4.0x 13% Y35.33 Y27.44 -22% ROE3 8.7% 4.3% 0.2% 2.2% 8.5%    5.4% 3.8%    1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

		FY2021/22		FY2022/23					FY21/22	FY22/23	
		3Q	4Q	1Q	2Q	3Q	QoQ	YoY	1Q-3Q	1Q-3Q	YoY
Net revenue	Retail	87.4	70.5	71.4	72.5	81.0	12%	-7%	257.5	224.9	-13%
	Investment Management	40.1	10.1	7.6	26.2	57.0	118%	42%	137.9	90.7	-34%
	Wholesale	202.7	194.9	199.0	205.5	189.1	-8%	-7%	508.2	593.5	17%
	Subtotal	330.2	275.4	278.0	304.2	327.0	8%	-1%	903.6	909.1	1%
	Other*	21.6	64.2	23.9	15.6	87.3	5.6x	4.0x	115.0	126.9	10%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-0.8	1.2	-2.8	-1.8	-20.7	-	-	4.5	-25.4	-
	Net revenue	351.0	340.8	299.0	318.0	393.7	24%	12%	1,023.1	1,010.6	-1%
Income (loss) before income taxes	Retail	18.0	5.2	4.9	5.5	13.3	142%	-26%	54.0	23.7	-56%
	Investment Management	20.4	-8.8	-11.7	5.6	33.3	6.0x	64%	80.3	27.1	-66%
	Wholesale	40.8	37.0	25.3	20.2	-1.9	-	-	37.4	43.6	16%
	Subtotal	79.2	33.5	18.5	31.2	44.7	43%	-44%	171.8	94.4	-45%
	Other*	1.7	14.9	-3.9	2.1	59.5	28.7x	36.1x	0.9	57.7	67.8x
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-0.8	1.2	-2.8	-1.8	-20.7	-	-	4.5	-25.4	-
	Income (loss) before income taxes	80.1	49.5	11.7	31.5	83.6	165%	4%	177.1	126.8	-28%

*Additional information on "Other" (3Q)

- Realized gain on partial sale of stake in the affiliate company, Nomura Research Institute (Y28bn)
- Loss related to economic hedging (Y1.5bn)
- Loss on changes to own and counterparty credit spreads related to Derivatives (Y2.6bn)

5

NOMURA

Retail

Net revenue and income before income taxes

(billions of yen)	FY2021/22		FY2022/23			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	87.4	70.5	71.4	72.5	**81.0**	12%	-7%
Non-interest expenses	69.3	65.3	66.5	67.0	**67.8**	1%	-2%
Income before income taxes	18.0	5.2	4.9	5.5	**13.3**	142%	-26%

Net revenue


(billions of yen)
Flow revenue, etc.
Recurring revenue
100.0
80.0
60.0
40.0
20.0
0.0

	FY2021/22		FY2022/23			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Recurring revenue[1]	34.5	31.9	32.3	33.9	**33.9**	0%	-2%
Flow revenue, etc.[2]	52.9	38.5	39.1	38.6	**47.1**	22%	-11%
Net revenue	87.4	70.5	71.4	72.5	**81.0**	12%	-7%

Key points

- Net revenue: Y81bn (+12% QoQ; -7% YoY)
- Income before income taxes: Y13.3bn (+142% QoQ; -26% YoY)

- Strengthened segment based approach and provided detailed consulting based on changing market environment and individual needs of clients, resulting in strong improvement in flow revenue, etc.
- Recurring revenue remained unchanged QoQ, but recurring revenue cost coverage ratio remained at 50% level due to stringent cost management

Recurring revenue
- Investment trusts saw outflow of funds from corporates, but we booked continued net increases in recurring revenue assets in services including discretionary investments, loans and insurance
- Level fee assets which fully launched in April stood at over Y300bn as of the end of December

Flow revenue, etc.
- Japan stocks and bonds, investment trusts all up QoQ
- Consulting-related revenue increased QoQ driven by insurance as we further developed our asset consulting approach

Growth of client assets	FY2022/23 2Q	FY2022/23 3Q
- Investment trust net inflows[3]	-Y3.7bn	+Y41.4bn
- Discretionary investment net inflows[3]	+Y71.4bn	+Y66.5bn
- Net inflows of cash and securities[4]	-Y102.3bn	+Y99.1bn
- Recurring revenue cost coverage ratio[5]	51%	50%

1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Figures from before FY2022/23 1Q have been reclassified following a revision to the scope of recurring revenue in April 2022. 2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Retail channels and Japan Wealth Management Group. 4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses.

6

Retail: Total sales increased as we provided detailed consulting timed to market changes

NOMURA

Total sales[1]



Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)

	FY2021/22		FY2022/23		
	3Q	4Q	1Q	2Q	3Q
Stocks	2,720.1	2,415.3	2,047.9	2,228.8	2,383.5
Bonds	1,991.1	1,971.9	1,987.4	1,811.8	1,835.6
Investment trusts	549.3	331.1	411.1	345.6	430.8
Discretionary investments	239.0	132.9	170.6	140.3	136.8
Insurance	71.4	40.9	61.5	76.2	133.6
Total sales[1]	5,570.9	4,892.1	4,678.5	4,602.7	4,920.2

Total sales[1] increased 7% QoQ

- Stocks: +7% QoQ
  - Sales of Japan stocks increased towards latter half of the quarter as market recovery led to improved sentiment and clients looked to buy on the dip
  - Contribution from primary transactions[2] (Y100.2bn vs. Y14.6bn in 2Q)
- Investment trusts: +25% QoQ
  - Inflows into US growth stock funds and US high yield funds on expectations of long-term growth and yield
- Bonds: +1% QoQ
  - Domestic bonds saw stronger sales of corporate bonds and JGBs for individuals
  - Sales of foreign bonds slowed from last quarter which included a large offering, but sales of US Treasuries grew due to improved yields and as a hedge against inflation
- Discretionary investments: -3% QoQ
  - SMAs and Fund Wrap contracts declined slightly QoQ
- Insurance: +75% QoQ
  - Sales of insurance products increased as we tapped into demand for retirement funds and estate planning

Top selling investment trusts (Oct – Dec 2022)

1. Alliance Bernstein US Growth Equity Fund
2. Nomura US High Yield Bond Fund
3. Fidelity US High Yield Fund

1. *In FY2022/23 1Q, the scope of total sales was revised from Retail channels only to include Retail channels, Japan Wealth Management Group, Net & Call and intermediary. As a result, figures from before FY2022/23 1Q have been reclassified.*
2. *Retail channels, Japan Wealth Management Group, Net & Call, Hotto Direct.*

7

Retail: KPI summary Net inflows of recurring revenue assets1 Recurring revenue assets and recurring revenue2 (billions of yen)n While investment trusts reported outflows from corporates, other (trillions of yen) (billions of yen) services contributed Recurring revenue assets Recurring revenue (rhs) 250.0 211.4 200.0 40.0 20.3 132.8 127.9 19.6 150.0 20.0 18.5 18.3 18.1 35.0 100.0 33.9 50.0 34.5 33.9 7.6 31.9 32.3 30.0 0.0 15.0 -50.0 25.0 -100.0 -150.0 -101.8 10.0 20.0 FY2021/22 FY2022/23 FY2021/22 FY2022/23 3Q 4Q 1Q 2Q 3Q Dec/3Q Mar/4Q Jun/1Q Sep/2Q Dec/3Q Flow business clients Services for salaried employees (thousands)n Flow business client numbers remains a challenge; Stepping up (thousands)n Increase in ESOP related services for salaried employees ahead of target segment based approach and working towards target 3,500 3,465 1,505 3,446 1,600 3,415 1,400 1,356 3,400 3,357 1,140 3,326 1,200 3,300 1,268 1,000 850 1,075 3,200 800 809 3,100 600 FY2021/2022 FY2022/2023 400 3,000 FY2021/22 FY2022/23 Jun Sep Dec Mar Dec Mar Jun Sep Dec 1. Total excludes investment trust distributions, and investment trust net inflows in level fee accounts. 2. Figures from before FY2022/23 1Q have been reclassified following a revision to the scope of recurring revenue in April 2022.

Investment Management

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)	FY2021/22 3Q	FY2021/22 4Q	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q	QoQ	YoY
Net revenue	40.1	10.1	7.6	26.2	**57.0**	118%	42%
Non-interest expenses	19.8	18.9	19.3	20.6	**23.7**	15%	20%
Income (loss) before income taxes	20.4	-8.8	-11.7	5.6	**33.3**	6.0x	64%

Breakdown of net revenue

(billions of yen)



60.0
40.0
20.0
0.0
-20.0
-40.0
Investment gain/loss
Business revenue
40.1
10.1
7.6
26.2
57.0

	FY2021/22 3Q	FY2021/22 4Q	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q	QoQ	YoY
Business revenue[1]	31.5	31.1	30.7	29.9	**31.4**	5%	-0.4%
Investment gain/loss[2]	8.6	-21.1	-23.1	-3.7	**25.6**	-	3.0x
Net revenue	40.1	10.1	7.6	26.2	**57.0**	118%	42%

Key points

- Net revenue: Y57bn (+118% QoQ; +42% YoY)
- Income before income taxes: Y33.3bn (6.0x QoQ; +64% YoY)
  - Business revenue, which represents stable revenues, remained robust growing 5% QoQ
  - Income before income taxes at highest level in six quarters as investment gain/loss improved
    - Expenses increased due to factors including partial sale of stake in portfolio companies and origination of aircraft lease transaction

<u>Business revenue</u>

- Net revenue: Y31.4bn (+5% QoQ; -0.4% YoY)
  - Asset management business remained solid as investment advisory booked continued inflows while the investment trust business saw outflows during the quarter
  - Performance improved at Nomura Babcock & Brown, which operates in aircraft leasing, on the back of a recovery in the operating environment

<u>Investment gain/loss</u>

- Net revenue: Y25.6bn (3.0x YoY)
  - Gain/loss related to investment in American Century Investments (ACI) improved substantially
  - Booked valuation gain on Nomura Capital Partners portfolio companies and realized gain on sale of part of equity stakes

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss.*

9

Investment Management: Ongoing inflows into core investment trusts and alternatives

NOMURA

Assets under management (net)[1]



(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
80.0
60.0
40.0
20.0
0.0
68.5
67.9
65.6
64.8
64.7
19.6
19.3
18.1
18.1
17.7
48.8
48.6
47.5
46.7
47.0
FY2021/22
FY2022/23
Dec
Mar
Jun
Sep
Dec

AuM remained at same level as last quarter due partly to market factors

- **Investment trust business**
  - ETFs reported outflows (Y350bn), while core investment trusts[4], MRFs, etc. booked inflows (core investment trusts[4] Y44bn, MRFs, etc. Y200bn)
  - Core investment trusts[4]:
    - Privately placed investment trusts saw outflows, but in the Nomura Securities channel, high-yield bond investment trusts reported inflows on the back of US rate hikes
    - Ongoing inflows into bank channel and DC funds
- **Investment advisory and international businesses, etc.**
  - International business saw outflows from UCITS[6] bond funds, while Japan saw inflows into international equities and other funds

Net inflows[2, 3]



(billions of yen)
Investment trust business
Investment advisory and international businesses, etc.
1,000
500
0
-500
-1,000
360
110
250
372
193
-180
478
-928
-450
226
89
137
57
-44
-100
FY2021/22
FY2022/23
3Q
4Q
1Q
2Q
3Q

Alternative AuM declined due to yen appreciation but inflows continued[3, 5]



(billions of yen)
1,500
1,000
500
0
772
843
1,103
1,209
1,148
FY2021/22
FY2022/23
Dec
Mar
Jun
Sep
Dec

1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 2. Based on assets under management (net). 3. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds. 4. Excluding ETFs and MRFs, etc.. 5. Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 6. Undertakings for Collective Investment in Transferable Securities.

10

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[2]

(billions of yen)	FY2021/22		FY2022/23			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	202.7	194.9	199.0	205.5	**189.1**	-8%	-7%
Non-interest expenses	161.9	157.9	173.7	185.3	**190.9**	3%	18%
Income (loss) before income taxes	40.8	37.0	25.3	20.2	**-1.9**	-	-
CIR	*80%*	*81%*	*87%*	*90%*	***101%***		
Revenue/modified RWA[1]	*8.2%*	*7.9%*	*7.3%*	*7.1%*	***5.9%***		

Key points

- Net revenue: Y189.1bn (-8% QoQ; -7% YoY)
- Loss before income taxes: Y1.9bn
- Global Markets revenues declined 13% QoQ
  - Fixed Income slowed due mainly to Macro Products (Rates, FX/EM); In Equities, Execution Services performance partially offset a slowdown in Derivatives
- Investment Banking revenues increased 24% QoQ
  - Japan ECM improved, while Advisory remained solid
- Expenses increased 3% QoQ driven by yen depreciation and expenses related to severances, platform enhancements and professional fees

Net revenue by business line

(billions of yen)



Investment Banking
Global Markets
200.0
100.0
0.0

	FY2021/22		FY2022/23			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	163.8	158.2	175.3	177.5	**154.3**	-13%	-6%
Investment Banking	38.9	36.7	23.7	28.0	**34.8**	24%	-11%
Net revenue	202.7	194.9	199.0	205.5	**189.1**	-8%	-7%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
84.9
29.2
41.8
46.8
74.1
37.0
32.8
50.9
71.8
36.1
40.2
51.0
65.1
39.0
50.4
51.0
61.5
44.2
34.5
48.9
Americas
EMEA
AEJ
Japan
FY2021/22
FY2022/23
3Q
4Q
1Q
2Q
3Q

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. 2. As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y3.2bn (Y2.6bn trading revenue, Y500m loan-loss provision reversal) and Y11.5bn (Y9.5bn trading revenue, Y2bn loan-loss provision reversal) and Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2021/22 3Q, FY2021/22 4Q and FY2022/23 3Q, respectively.

11

Wholesale: Global Markets

NOMURA

Net revenue

(billions of yen)



200.0
150.0
100.0
50.0
0.0
163.8
158.2
175.3
177.5
154.3
FI: Others[1]
FI : Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2021/22		FY2022/23			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Fixed Income	88.0	80.1	112.6	115.6	**86.7**	-25%	-1%
Equities	75.8	78.1	62.6	61.9	**67.5**	9%	-11%
Global Markets	163.8	158.2	175.3	177.5	**154.3**	-13%	-6%

Key points

- Net revenue: Y154.3bn (-13% QoQ; -6% YoY)
  - Fixed Income net revenue declined QoQ due to slowdown in Macro Products
  - Equities net revenue increased on higher revenues from Execution Services and revenues booked in Other

Fixed Income

- Net revenue: Y86.7bn (-25% QoQ; -1% YoY)
  - Macro Products: FX/EM slowed from strong previous quarter; robust performance in EMEA Rates, but weighed down by Agency Mortgages in the Americas
  - Spread Products: Amid continued uncertainty, Securitized Products declined QoQ from muted client activity, while Credit posted higher revenues particularly in AEJ amid China reopening

Equities

- Net revenue: Y67.5bn (+9% QoQ; -11% YoY)
  - Equity Products: Muted client activity led to lower revenues QoQ particularly in Derivatives, but AEJ reported stronger revenues
  - Execution Services: Revenues increased driven by Japan and Americas on the back of primary transactions and a recovery in market volumes
  - Other: Revenue arising from transactions with a US client (Y9.1bn)

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products. 4. Businesses run together with Investment Banking, includes loss related to transactions with a US client (as the recoverable amount for part of the claim related to the trading loss can now be reasonably estimated, trading revenue of Y2.6bn, Y9.5bn and Y9.1bn was booked in FY2021/22 3Q, FY2021/22 4Q and FY2022/23 3Q , respectively). 5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

12

Wholesale: Investment Banking

Sustainability-related

Net revenue



(billions of yen)
38.9
36.7
23.7
28.0
34.8
+24% QoQ
-11% YoY
Finance, Solutions, etc.
Advisory
FY2021/22
FY2022/23
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y34.8bn (+24% QoQ; -11% YoY)
  - Advisory business remained robust; M&A completed transactions contributed to revenues amid decline in global fee pools
  - Finance, Solutions, etc. revenues up QoQ; Japan ECM improving

Advisory
  - Americas revenues increased QoQ with contributions from equity private placement transactions
  - EMEA had a solid quarter driven by contributions from M&A closings and winning multiple mandates
  - Japan revenues declined QoQ, but we topped the Japan-related M&A league table[1]

Finance, Solutions, etc.[2]
  - DCM transaction flow remained high and we supported multiple ESG/SDG issuances
  - ECM revenues up QoQ with gradual recovery in Japan PO/IPO deals
  - Equities, Rates, FX and other solutions business were solid as we tapped into demand for hedging amid market volatility

Won multiple high-profile and cross-border mandates

Advisory

- Announced several sustainability-related and focus sector transactions

Heritage Group's (US) sale of Battery Solutions (US) to EQT (Sweden) ($245m)	**Enel's (Italy)** sale of Gridspertise (Italy) stock (50%) to CVC Advisers (UK) (€300m)	**Ibiden's** sale of Ibiden Electronics (Beijing) (China) stock to Guangzhou Fastprint Investment (China) (CNY894m)
PAI Partners' (France) acquisition of Savory Solutions Group from International Flavors & Fragrances (US) ($900m)	**Macquarie Asset Management's (AUS)** acquisition of DTG Recycle (US) (Undisclosed)	**KKR's (US)** acquisition of Bushu Pharmaceuticals from BPEA EQT (HK) (Undisclosed)

Finance

- Supported various transactions to meet client needs globally

Sony Group SB (Y150bn)	**Kyushu Railway Company** Green Bonds (Y25bn)	**Caisse d'Amortissement de la Dette Sociale (France)** Social Bonds (€5.0bn)
Mobileye Global (Israel) IPO (Nasdaq) ($990m)	**Socionext** Global IPO (Y76.8bn)	**Nomura Research Institute** PO (Y128bn)
Applied Systems (US) Refinance (Amend-and-Extend) ($2.4bn)	**Sebia (France)** Refinance (Amend-and-Extend) (€1.1bn)	**Seven Point Equity Partners' (US)** Refinance incidental to the sale of RiteScreen (US) (Undisclosed)

1. *Source: Dealogic Jan – Dec 2022.*
2. *ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.*

13

Non-interest expenses Full year Quarter (billions of yen) (billions of yen) 1,500 400 Other 1,171.2 1,137.3 291.3 310.1 287.3 286.5 Business development 1,000 270.9 expenses Occupancy and related depreciation 200 Information processing and communications 500 Commissions and floor brokerage Compensation and benefits 0 0 FY2021/22 FY2022/23 FY2020/21 FY2021/22 QoQ 3Q 4Q 1Q 2Q 3Q Compensation and benefits 507.9 529.5 139.0 125.6 143.1 150.9 156.3 3.6% Commissions and floor brokerage 111.6 105.2 24.1 26.9 28.5 28.2 32.3 14.5% Information processing and communications 178.8 184.3 46.6 48.5 49.7 52.1 54.0 3.6% Occupancy and related depreciation 72.4 69.7 17.5 17.7 16.4 16.6 17.2 3.2% Business development expenses 13.5 15.6 4.4 4.0 4.7 5.4 6.3 17.9% Other 287.0 232.9 39.2 68.6 45.0 33.3 44.0 32.4% Total 1,171.2 1,137.3 270.9 291.3 287.3 286.5 310.1 8.2% Key points n Non-interest expenses: Y310.1bn (+8% QoQ) Compensation and benefits (+4% QoQ) Increase due to yen depreciation and severance related expenses – Commissions and floor brokerage (+15% QoQ) Increase due to higher trading volumes and aircraft lease origination – Other expenses (+32% QoQ) Increase in professional fees Provision reversal booked last quarter related to progress in legal matter not present this quarter

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2022	Sep 2022	Dec 2022
■ Total assets	Y43.4trn	Y51.5trn	Y49.2trn
■ Shareholders' equity	Y2.9trn	Y3.2trn	Y3.1trn
■ Gross leverage	14.9x	16.3x	15.7x
Net leverage[1]	9.1x	9.7x	9.3x
■ Level 3 assets[2] (net)	Y0.8trn	Y0.9trn	Y1.0trn
■ Liquidity portfolio	Y7.1trn	Y7.7trn	Y7.6trn

(billions of yen)

Basel 3 basis	Mar 2022	Sep 2022	Dec 2022[2]
Tier 1 capital	3,103	3,283	3,247
Tier 2 capital	0.4	0.4	0.4
Total capital	3,103	3,283	3,248
RWA	15,830	17,170	17,937
Tier 1 capital ratio	19.6%	19.1%	18.1%
CET 1 capital ratio[3]	17.2%	16.9%	16.0%
Consolidated capital adequacy ratio	19.6%	19.1%	18.1%
Consolidated leverage ratio[4]	5.98%	5.41%	5.53%
HQLA[5]	Y6.0trn	Y5.9trn	Y5.9trn
LCR[5]	241.7%	194.8%	181.1%
TLAC ratio (RWA basis)	30.7%	32.4%	29.7%
TLAC ratio (Total exposure basis)	10.30%	10.04%	10.00%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
18.1%
17.2%
16.7%
16.9%
16.0%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2021/22
FY2022/23
Dec
Mar
Jun
Sep
Dec

Changes in RWA[2]



(trillions of yen)
20.00
15.00
10.00
5.00
0.00
17.17
2.57
5.89
8.71
-0.46
Credit risk
1.22
Market risk
-0.00
Operational risk
17.94
2.57
7.11
8.26
Operational risk
Market risk
Credit risk
Sep 2022
Dec 2022

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *December 2022 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

15

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Dec 31, Increase 2022 2022 (Decrease) Assets Total cash and cash deposits 4,064 4,110 46 Total loans and receivables 5,001 5,501 500 Total collateralized agreements 16,876 20,125 3,248 Total trading assets and private 1 15,296 17,349 2,052 equity and debt investments Total other assets1 2,175 2,158 -17 Total assets 43,412 49,242 5,830 Mar 31, Dec 31, Increase 2022 2022 (Decrease) Liabilities Short-term borrowings 1,050 1,079 29 Total payables and deposits 4,920 5,375 455 Total collateralized financing 14,538 17,548 3,010 Trading liabilities 9,652 11,230 1,578 Other liabilities 1,020 1,007 -13 Long-term borrowings 9,258 9,803 544 Total liabilities 40,439 46,043 5,603 Equity Total NHI shareholders’ equity 2,915 3,139 224 Noncontrolling interest 58 61 3 Total liabilities and equity 43,412 49,242 5,830 1. Including securities pledged as collateral.

Value at risk1 Definition 95% confidence level 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered From April 1, 2022, to December 31, 2022 (billions of yen) Maximum: 6.8 Minimum: 2.7 Average: 4.6 (billions of yen) FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Dec Mar Jun Sep Dec Equity 22.8 1.4 2.1 1.4 1.7 2.4 3.5 Interest rate 3.3 2.3 2.3 2.3 4.8 3.7 4.0 Foreign exchange 3.6 0.9 1.6 0.9 1.8 1.6 1.8 Sub-total 29.7 4.6 6.0 4.6 8.4 7.7 9.3 Diversification benefit -6.2 -1.9 -1.9 -1.9 -3.4 -2.8 -3.7 VaR 23.5 2.7 4.1 2.7 5.0 4.9 5.6 1. From FY2021/22 4Q, VaR confidence level changed from 99% to 95%.

Consolidated financial highlights Full year (billions of yen) 200 8% 153.1 5.7% Net income (loss) 143.0 150 6% attributable to Nomura 5.1% Holdings, Inc. ("NHI") shareholders 100 4% ROE (%) 50 2% 0 0% FY2020/21 FY2021/22 Net revenue 1,401.9 1,363.9 Income (loss) before income taxes 230.7 226.6 Net income (loss) attributable to Nomura 153.1 143.0 Holdings, Inc. ("NHI") shareholders Total NHI shareholders' equity 2,694.9 2,914.6 ROE (%)1 5.7% 5.1% Basic-Net income (loss) attributable to NHI 50.11 46.68 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 48.63 45.23 shareholders per share (yen) Total NHI shareholders' equity per share (yen) 879.79 965.80 Quarter (billions of yen) 200 8% 150 5.4% 6% 5.1% 100 4% 3.8% 60.3 66.9 50 2% 31.0 1.2% 0.2% 16.8 1.7 0 0% FY2021/22 FY2022/23 3Q 4Q 1Q 2Q 3Q 351.0 340.8 299.0 318.0 393.7 80.1 49.5 11.7 31.5 83.6 60.3 31.0 1.7 16.8 66.9 2,807.9 2,914.6 3,055.5 3,163.0 3,138.8 5.4% 5.1% 0.2% 1.2% 3.8% 19.66 10.26 0.56 5.59 22.30 19.07 9.89 0.52 5.41 21.51 931.06 965.80 1,017.18 1,053.91 1,045.65 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 3Q 4Q 1Q 2Q 3Q Revenue Commissions 376.9 332.3 82.6 75.2 70.4 68.2 77.5 Fees from investment banking 108.7 149.6 46.0 34.0 27.3 24.2 33.8 Asset management and portfolio service fees 230.0 270.0 69.9 68.9 68.3 69.0 67.0 Net gain on trading 310.0 368.8 106.8 118.9 141.9 160.9 142.1 Gain (loss) on private equity and debt investments 12.7 30.8 4.6 -0.3 -4.5 5.7 8.1 Interest and dividends 356.5 284.2 82.6 67.1 109.0 196.9 373.3 Gain (loss) on investments in equity securities 14.1 5.4 -2.6 2.5 -1.7 -1.5 0.6 Other 208.3 152.8 13.8 39.6 -0.7 10.5 69.8 Total revenue 1,617.2 1,594.0 403.8 405.9 410.0 533.9 772.2 Interest expense 215.4 230.1 52.8 65.1 110.9 215.9 378.6 Net revenue 1,401.9 1,363.9 351.0 340.8 299.0 318.0 393.7 Non-interest expenses 1,171.2 1,137.3 270.9 291.3 287.3 286.5 310.1 Income (loss) before income taxes 230.7 226.6 80.1 49.5 11.7 31.5 83.6 Net income (loss) attributable to NHI shareholders 153.1 143.0 60.3 31.0 1.7 16.8 66.9

Main revenue items Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 3Q 4Q 1Q 2Q 3Q Stock brokerage commissions 262.3 236.4 57.3 53.1 48.4 48.5 52.6 Commissions Other brokerage commissions 14.3 18.0 4.8 5.5 4.8 4.7 4.3 Commissions for distribution of investment trusts 68.8 43.7 11.6 6.5 7.5 6.4 8.3 Other 31.6 34.3 8.9 10.1 9.7 8.6 12.2 Total 376.9 332.3 82.6 75.2 70.4 68.2 77.5 Equity underwriting and distribution 30.6 33.1 9.8 3.1 3.7 1.6 8.1 Fees from Bond underwriting and distribution 23.1 29.8 10.0 6.3 6.7 4.5 4.5 investment banking M&A / Financial advisory fees 37.8 64.2 17.5 20.0 14.0 14.3 14.3 Other 17.2 22.4 8.7 4.6 2.8 3.8 6.9 Total 108.7 149.6 46.0 34.0 27.3 24.2 33.8 Asset management fees 150.2 171.1 44.0 44.4 43.7 43.2 41.8 Asset management Administration fees 63.2 79.6 20.8 19.5 19.0 19.6 19.0 and portfolio service fees Custodial fees 16.6 19.4 5.0 4.9 5.6 6.2 6.2 Total 230.0 270.0 69.9 68.9 68.3 69.0 67.0

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2021/22		FY2022/23		
			3Q	4Q	1Q	2Q	3Q
Retail	92.3	59.2	18.0	5.2	4.9	5.5	**13.3**
Investment Management	91.0	71.5	20.4	-8.8	-11.7	5.6	**33.3**
Wholesale	64.3	74.5	40.8	37.0	25.3	20.2	**-1.9**
Three business segments total	247.6	205.2	79.2	33.5	18.5	31.2	**44.7**
Other	-28.5	15.8	1.7	14.9	-3.9	2.1	**59.5**
Segments total	219.1	221.0	80.9	48.4	14.6	33.3	**104.3**
Unrealized gain (loss) on investments in equity securities held for operating purposes	11.5	5.6	-0.8	1.2	-2.8	-1.8	**-20.7**
Income (loss) before income taxes	230.7	226.6	80.1	49.5	11.7	31.5	**83.6**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2021/22		FY2022/23		
			3Q	4Q	1Q	2Q	3Q
Americas	-77.0	-41.0	32.2	-19.4	-21.6	-21.4	**7.9**
Europe	14.3	-21.8	-3.4	-4.2	-1.9	6.4	**8.3**
Asia and Oceania	49.2	28.6	11.0	3.9	8.3	15.6	**-1.7**
Subtotal	-13.5	-34.1	39.8	-19.7	-15.2	0.6	**14.6**
Japan	244.1	260.8	40.3	69.2	26.9	30.9	**69.0**
Income (loss) before income t	230.7	226.6	80.1	49.5	11.7	31.5	**83.6**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2022). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 80 59.5 40 15.8 14.9 1.7 2.1 0 -3.9 -40 -28.5 -80 FY2021/22 FY2022/23 FY2020/21 FY2021/22 3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic -11.5 -9.9 -1.1 -8.4 -9.8 0.1 -1.5 hedging transactions Realized gain (loss) on investments in equity 1.7 1.4 0.0 1.1 0.2 0.1 21.9 securities held for operating purposes Equity in earnings of affiliates -16.4 36.8 5.4 16.2 17.0 9.1 8.9 Corporate items 5.0 -91.1 -1.8 -34.4 -6.0 4.5 -3.3 Others -7.3 78.6 -0.8 40.4 -5.3 -11.7 33.5 Income (loss) before income taxes -28.5 15.8 1.7 14.9 -3.9 2.1 59.5 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.

NOMURA

Retail related data (1)

(billions of yen)

	Full year		Quarter						
	FY2020/21	FY2021/22	FY2021/22		FY2022/23			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	187.7	138.5	36.5	27.8	26.0	26.2	**31.2**	**19.2%**	**-14.6%**
Of which, stock brokerage commission	92.6	67.4	17.6	14.4	11.8	12.2	**13.4**	**9.7%**	**-23.8%**
Of which, commissions for distribution of investment trusts	68.4	43.5	11.6	6.5	7.5	6.4	**8.3**	**29.5%**	**-28.4%**
Sales credit	58.4	44.0	11.4	9.1	10.4	10.9	**12.2**	**11.9%**	**6.9%**
Fees from investment banking and other	20.4	19.0	6.1	2.8	3.5	3.2	**5.2**	**61.6%**	**-13.7%**
Investment trust administration fees and other	89.0	109.3	28.7	26.4	26.8	27.6	**27.1**	**-2.0%**	**-5.7%**
Net interest revenue	13.4	17.2	4.6	4.4	4.7	4.5	**5.3**	**17.1%**	**14.5%**
Net revenue	368.8	328.0	87.4	70.5	71.4	72.5	**81.0**	**11.8%**	**-7.2%**
Non-interest expenses	276.5	268.7	69.3	65.3	66.5	67.0	**67.8**	**1.1%**	**-2.3%**
Income before income taxes	92.3	59.2	18.0	5.2	4.9	5.5	**13.3**	**141.8%**	**-26.5%**
Domestic distribution volume of investment trusts[1]	2,965.5	2,197.0	604.6	425.7	506.3	479.6	**647.1**	**34.9%**	**7.0%**
Stock investment trusts	2,647.3	1,931.5	530.4	335.1	374.8	351.0	**438.3**	**24.9%**	**-17.4%**
Foreign investment trusts	318.2	265.5	74.2	90.7	131.5	128.6	**208.8**	**62.4%**	**181.5%**
Other									
Accumulated value of annuity insurance policies	3,610.2	3,818.9	3,787.3	3,818.9	3,874.7	3,945.4	**4,068.5**	**3.1%**	**7.4%**
Sales of JGBs for individual investors (transaction base)	486.6	618.6	180.0	177.8	167.7	93.7	**111.4**	**18.9%**	**-38.1%**
Retail foreign currency bond sales	728.3	643.0	204.3	100.6	160.8	279.6	**239.5**	**-14.3%**	**17.3%**

1. *Including former Net & Call.*

24

Retail related data (2) Retail client assets (trillions of yen) 140 Other 126.6 125.0 122.1 122.1 119.4 117.7 117.5 Foreign investment 120 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Dec Mar Jun Sep Dec Equities 82.3 77.5 79.7 77.5 75.7 74.0 74.4 Foreign currency bonds 5.4 5.1 5.2 5.1 5.3 5.4 5.2 Domestic bonds1 12.7 12.6 12.6 12.6 12.7 12.9 12.9 Stock investment trusts 10.2 10.8 11.3 10.8 10.0 9.8 9.7 Bond investment trusts 8.0 7.5 7.8 7.5 7.4 7.2 7.1 Foreign investment trusts 1.1 1.3 1.2 1.3 1.3 1.2 1.2 Other2 6.9 7.3 7.2 7.3 7.1 7.2 7.0 Total 126.6 122.1 125.0 122.1 119.4 117.7 117.5 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter Corporates Individuals Corporates Individuals 1,500 1,500 1,200 1,200 900 900 600 600 300 300 0 0 -300 -300 -600 -600 -900 -900 -1,200 -1,200 FY2021/22 FY2022/23 (billions of yen) FY2020/21 FY2021/22 (billions of yen) 3Q 4Q 1Q 2Q 3Q Corporates2 1,205 -136 Corporates2 -1,089 722 125 267 -137 Individuals3 -318 488 Individuals3 475 -82 376 -369 236 Total 888 351 -613 641 500 -102 99 Total Inflows of cash Inflows of cash and and securities4 3,799 4,180 securities4 1,326 900 1,062 921 1,010 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. 3. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. 4. Retail channels only.

Retail related data (4) Number of accounts (thousands) FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Dec Mar Jun Sep Dec Accounts with balance 5,329 5,348 5,362 5,348 5,354 5,359 5,352 Equity holding accounts 2,927 2,955 2,949 2,955 2,958 2,957 2,950 NISA accounts opened (accumulated)1 1,791 1,589 1,839 1,589 1,598 1,609 1,625 Online service accounts 4,895 5,067 5,036 5,067 5,102 5,136 5,173 New Individual accounts / IT share2 Full year Quarter (thousands) FY2021/22 FY2022/23 FY2020/21 FY2021/22 3Q 4Q 1Q 2Q 3Q New individual accounts 203 201 51 49 48 48 48 IT share2 No. of orders 80% 83% 83% 85% 85% 86% 84% Transaction value 53% 59% 58% 60% 59% 60% 58% 1. Including Junior NISA. 2. Ratio of cash stocks traded via online service.

Investment Management related data (1) Full year Quarter FY2021/22 FY2022/23 (billions of yen) FY2020/21 FY2021/22 QoQ YoY 3Q 4Q 1Q 2Q 3Q Business revenue 111.9 119.9 31.5 31.1 30.7 29.9 31.4 4.9% -0.4% Investment gain/loss 51.2 28.1 8.6 -21.1 -23.1 -3.7 25.6 - 3.0x Net revenue 163.2 148.0 40.1 10.1 7.6 26.2 57.0 117.7% 42.0% Non-interest expenses 72.1 76.5 19.8 18.9 19.3 20.6 23.7 14.8% 19.8% Income (loss) before income taxes 91.0 71.5 20.4 -8.8 -11.7 5.6 33.3 6.0x 63.6% Assets under management by company (trillions of yen) FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Dec Mar Jun Sep Dec Nomura Asset Management 66.2 69.6 70.1 69.6 67.4 66.6 66.5 Nomura Corporate Research and Asset Management, etc. 3.3 3.9 3.9 3.9 3.7 3.9 3.8 Assets under management (gross)1 69.5 73.5 74.0 73.5 71.1 70.5 70.2 Group company overlap 4.8 5.5 5.5 5.5 5.5 5.7 5.6 Assets under management (net)2 64.7 67.9 68.5 67.9 65.6 64.8 64.7 1. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment , Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 2. Net after deducting duplications from assets under management (gross).

Investment Management related data (2)

Asset inflows/outflows by business[1, 2]

(billions of yen)	Full year FY2020/21	Full year FY2021/22	Quarter FY2021/22 3Q	FY2021/22 4Q	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q
Investment trusts business	2,753	1,236	250	372	478	137	**-100**
of which ETFs	2,241	683	-15	383	323	-5	**-347**
Investment advisory and international businesses	-883	830	110	-180	-928	89	**57**
Total net asset inflow	1,870	2,066	360	193	-450	226	**-44**

Domestic public investment trust market and Nomura Asset Management market share[3]

(trillions of yen)	FY2020/21 Mar	FY2021/22 Mar	FY2021/22 Dec	FY2021/22 Mar	FY2022/23 Jun	FY2022/23 Sep	FY2022/23 Dec
Domestic public investment trusts							
Market	151.0	163.1	164.5	163.1	156.7	155.0	**157.2**
Nomura Asset Management share (%)	28%	27%	27%	27%	27%	27%	**27%**
Domestic public stock investment trusts							
Market	136.2	148.9	150.0	148.9	142.3	140.9	**142.7**
Nomura Asset Management share (%)	26%	25%	25%	25%	26%	25%	**25%**
Domestic public bond investment trusts							
Market	14.8	14.2	14.5	14.2	14.3	14.1	**14.5**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**44%**
ETF							
Market	60.6	61.8	62.4	61.8	59.6	57.9	**59.2**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**44%**

1. Based on assets under management (net). 2. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds.
3. Source :Investment Trusts Association, Japan.

29

Wholesale related data Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 QoQ YoY 3Q 4Q 1Q 2Q 3Q Net revenue 691.4 703.1 202.7 194.9 199.0 205.5 189.1 -8.0% -6.7% Non-interest expenses 627.1 628.6 161.9 157.9 173.7 185.3 190.9 3.0% 17.9% Income (loss) before income taxes 64.3 74.5 40.8 37.0 25.3 20.2 -1.9 - - Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 QoQ YoY 3Q 4Q 1Q 2Q 3Q Fixed Income 441.9 326.9 88.0 80.1 112.6 115.6 86.7 -24.9% -1.4% Equities 133.6 229.5 75.8 78.1 62.6 61.9 67.5 9.0% -11.0% Global Markets 575.5 556.4 163.8 158.2 175.3 177.5 154.3 -13.1% -5.8% Investment Banking 115.8 146.6 38.9 36.7 23.7 28.0 34.8 24.3% -10.5% Net revenue 691.4 703.1 202.7 194.9 199.0 205.5 189.1 -8.0% -6.7%

Number of employees FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Dec Mar Jun Sep Dec Japan 15,330 15,213 15,299 15,213 15,503 15,384 15,282 Europe 2,769 2,820 2,817 2,820 2,811 2,869 2,908 Americas 2,152 2,257 2,181 2,257 2,252 2,358 2,392 Asia and Oceania1 6,151 6,295 6,259 6,295 6,407 6,520 6,634 Total 26,402 26,585 26,556 26,585 26,973 27,131 27,216 1. Includes Powai office in India.

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